FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 8 November 2017
Exhibit No. 2	Total Voting Rights dated 30 November 2017

Exhibit No. 1

8 November 2017
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.
The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) were delivered to PDMRs on 7 November 2017, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ending 31 December 2017 and have been calculated using a share price of £2.8232.
The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Mark Bailie	Chief Operating Officer	141,684	66,592	75,092
Helen Cook	Chief HR Officer	37,635	17,689	19,946
Chris Marks	Chief Executive, NatWest Markets	141,684	66,592	75,092
Les Matheson	Chief Executive, Personal & Business Banking	106,263	49,944	56,319
Ross McEwan	Chief Executive	177,104	83,239	93,865
Simon McNamara	Chief Administrative Officer	115,118	54,106	61,012
Alison Rose	Chief Executive, Commercial & Private Banking	132,828	62,430	70,398
David Stephen	Chief Risk Officer	123,973	58,268	65,705
Ewen Stevenson	Chief Financial Officer	141,684	66,592	75,092
David Wheldon	Chief Marketing Officer	39,849	18,730	21,119

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.764.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

2.
The Company announces that on 8 November 2017 Ross McEwan, Chief Executive, transferred 30,664 Shares to charity for nil consideration.  The transfer is in line with the commitments Mr McEwan made in February 2015 and February 2016 to transfer all of his 2015 fixed share allowance and half of his 2016 fixed share allowance to charity.  Following the transfer to charity, Mr McEwan has relinquished all legal and beneficial rights to such Shares.  The transfer took place outside of a trading venue.

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2017
Ordinary shares of £1	11,962,296,936	4	47,849,187,744
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,963,196,936		47,852,787,744

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 November 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary